

October 21, 2022

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5Ha-Tidhar Street
Raanana, 4366507, Israel

> **Re: Polyrizon Ltd.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed October 7, 2022**
> **File No. 333-266745**

Dear Tomer Izraeli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed October 7, 2022

Prospectus Summary, page 1

1. We note the revised disclosure on pages 60, 64, 123 and elsewhere in the prospectus regarding the SAFE agreements. Revise the summary to highlight the beneficial terms provided to the SAFE investors, including the option terms. Clarify at what point the SAFE Investors ability to fulfil their purchase agreements and receive benefits as a result of the IPO will end.

2.   Revise to clarify the purpose or purported benefit of the separate offering of pre-funded units to those who would otherwise beneficially own more than 4.99% of your Outstanding Shares immediately following consummation of this offering.

U.S. Federal Income Tax Considerations, page 138

3.   We reissue comment 5 to the extent is it unclear why you have not been able to make a determination regarding your PFIC status for your fiscal year ended December 31, 2021, as of October 7, 2022, the date of this filing. Revise to state definitively whether you were a PFIC for 2021, and to eliminate the inappropriate disclaimers directing potential investors to consult their own tax advisors regarding your PFIC status. File a tax opinion regarding the PFIC status. For additional guidance, refer to Section III. of Staff Legal Bulletin No. 19.

4.   Revise the tax discussion of the pre-funded warrants to explain why counsel cannot provide an opinion that is free from doubt and explain the level of uncertainty. Refer to Section III.4 of Staff Legal Bulletin No. 19 for additional guidance. Provide a risk factor outlining the risks associated with this uncertainty. Eliminate the disclaimer directing investors to consult with their own tax advisors regarding these risks, as they are entitled to rely on the disclosure in your document.

Interim Financial Statement for the Six Months Ended June 30, 2022
Note 6. Convertible Safe Notes, page F-32

5.   Your disclose here that the convertible safe notes were classified as a liability and are measured at fair value. Please revise to disclose the related fair value hierarchy required by ASC 820-10-50-2(b), and provide the disclosures for the valuation technique(s) and the inputs used in the fair value measurement required by ASC 820-10-50-2(bbb).

Exhibit Index, page II-5

6.   Revise the Exhibit Index to provide the legend required by Item 601(b)(10)(iv) of Regulation S-K, and revise the individual exhibits accordingly.

7.   Revise Exhibit 5.2 to have counsel remove the assumption in paragraph (iv) on page 2, that there has been no change in law, which counters the substance of counsel's opinion.

You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.